FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 7, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

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____

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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. September 2008 Consolidated Revenue Totaled NT$34.6 Billion” dated October 7, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: October 7, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. September 2008 Consolidated Revenue Totaled NT$34.6 Billion

Issued by: AU Optronics Corp.
Issued on: October 7, 2008

Hsinchu, Taiwan, October 07, 2008 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its September 2008 revenue with preliminary consolidated and unconsolidated basis of NT$34,563 million and NT$34,537 million respectively. The uncertainties of the current macro environment resulted in both 6.8% month-over-month decrease, and 35.7% year-over-year decrease.

Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications for September 2008 totaled 7.0 million units, decreased by 3.3% sequentially. Small-and-medium-sized panel shipments reached 22.7 million units, a 9.1% month-over-month increase.

In the third quarter of 2008, AUO’s unaudited consolidated and unconsolidated revenues totaled NT$104,314 million and NT$104,069 million. It represented 15.5% and 15.0% quarter-over-quarter decrease, and 24.4% and 24.5% year-over-year decrease.

Large-sized panel shipments for the third quarter of 2008 were 20.7 million, a 5.2% quarter-over-quarter and a 6.9% year-over-year decrease. Small- and medium-sized panel shipments for the third quarter of 2008 totaled 61.1 million units, a significant 45.9% quarter-over-quarter increase and 50.2% year-over-year increase.

The sales decline in the third quarter was due to the lower-than-expected shipments and ASP in IT panels, and weak ASP in TV panels, although TV panel shipments met previous guidance, plus small- and medium-sized panel shipments posted a remarkable result.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches

Sales Report:(Unit: NT$ million)
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
September 2008	34,563	34,537
August 2008	37,097	37,072
M-o-M Growth	(6.8%)	(6.8%)
September 2007	53,729	53,672
Y-o-Y Growth	(35.7%)	(35.7%)
Jan to Sep 2008	364,420	362,681
Jan to Sep 2007	324,689	324,472
Y-o-Y Growth	12.2%	11.8%
(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation, Tech - Well (Shanghai) Display Co., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp., Toppan CFI (Taiwan) Co, Ltd. and AU Optronics (Czech) s.r.o.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s 3rd largest manufacturer* of large-sized thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 19%* of global market share in 2Q/2008 and revenues of NT$480.2 billion (US$14.81billion)* in 2007.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s generation 7.5 fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT-LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializing in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large-sized (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 2Q2008 WW Large-Area TFT-LCD Shipment Report dated July 30, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

For more information, please contact:

Fiona Chiu	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3206	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: fiona.chiu@auo.com	yawen.hsiao@auo.com